MAY 3, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: FSD PHARMA INC. Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN: CLASS B SUBORDINATE VOTING CUSIP: CLASS B SUBORDINATE VOTING	CA35954B2066 35954B206

	ISIN: CLASS A MULTIPLE VOTING SHARES CUSIP: CLASS A MULTIPLE VOTING SHARES	CARFYQMV2181 RFYQMV218

2	Date Fixed for the Meeting:	June 23, 2022

3	Record Date for Notice:	May 19, 2022

4	Record Date for Voting:	May 19, 2022

5	Beneficial Ownership Determination Date:	May 19, 2022

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS B SUBORDINATE VOTING SHARES CLASS A MULTIPLE VOTING SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS B SUBORDINATE VOTING SHARES CLASS A MULTIPLE VOTING SHARES

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:	NO

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Marrelli Trust Company Limited

c/o Marrelli Transfer Services Corp.

620 -1111 Melville St., Vancouver, BC V6E 3V6

www.marrellitrust.ca    info@marrellitrust.ca

Fax: 416-360-7812  Tel: 416-416-361-6990

With kindest regards,

"Lisa Cripps"

Marrelli Trust Company Limited

Lisa Cripps

President

lcripps@marrellitrust.ca

Marrelli Trust Company Limited

c/o Marrelli Transfer Services Corp.

620 -1111 Melville St., Vancouver, BC V6E 3V6

www.marrellitrust.ca    info@marrellitrust.ca

Fax: 416-360-7812  Tel: 416-416-361-6990